Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

SPAC ALERT The Life of Li-Cycle Paul Sankey, Lead Analyst April 8, 2021 Sankey Research Opposite Wall Street Brooklyn, NY +1 347 335 0560 paul@sankeyresearch.com www.sankeyresearch.com

The SPAC Quest – Li-Cycle Looking for SPAC names, we had highlighted Quantumscape as interesting from the point of view of long-term potential. However, like so many alternative energy plays, revenues are years away from scale commercialization (a pilot project for the $19bn market cap company is due by 2023), and the company recently issued 13m shares at $64 to finance its high-cost development work (the stock fell to $47 over the next two days). We had the impression “funding was secured”, so this was disappointing, although the company presented the issuance as a positive response to additional development with partner Volkswagen. That said, Volkswagen’s Power Day featured QuantumScape less than we had hoped, and their immediate generation of Gigafactories are Lithium-Ion. Noted, that cobalt use is being minimized, and much higher lithium and nickel proportions are involved. We think of any long-term investment, $QS offers a potentially massive leverage to the holy grail of energy management: the battery. If they can unlock scale solid state batteries, the upside is enormous. However, the road to get there is long, pitted with major potholes, for an uncertain outcome, essentially dependent on a colossal unknown: scalability. As Elon Musk has said, the difference between lab proof-of-concept and mass manufacturing delivery, is enormous. The chemistry of Quantumscape seems hugely powerful and exciting. The deliverability, a major risk. With that said, we have found a company we think meets all the criteria of a highly attractive investment in the energy transition: lithium-oil battery recycling play Li-Cycle. Intrigued by the story, on request the CEO spent two separate generous hours with me going through the investment case, and it is extremely impressive. Battery recycling play – the largest in North America Non-combustion in their recycling of batteries has major environmental benefits; can handle any battery, has 95% recoverability – all market-leading and, in fact, unique. Lock down of patents, including an intermediate product patent, on their liquid breakdown spoke-and-hub approach (spokes break down batteries, moist black mass sent to hub to separate into re-sellable products). Today they announced two further patents were granted. CEO Ajay Kochhar and Chairman Tim Johnston are sophisticated former Hatch Consulting (major in metals, mining, energy, recycling engineering) company leaders. They are co-founders and have organically, thoughtfully, and impressively executed a planned solution to a known problem in which they have major prior experience. I spoke to Ajay at length. Outstanding major customers and single major trading house off-taker. Line of sight to revenues with upside to global scale. Analyst day 21st April coming up, F-4 filing in place with SEC, finalization of deal underway. Trading at 3.3x 2024e EBITDA with a $172m plant under development at a massive optimized for Kodak chemicals site in Rochester New York. What is the target multiple for a company of this nature, with this quality of story in this market? Higher than 3.3x. We have not lost our minds on valuation and would describe 3.3x as attractive for any growth company. The 3.2x 2024e guided by the company is essentially based on 1.5 Hubs generating $339m of EBITDA, while Li-Cycle is targeting 4 hubs by 2025, with the stock at $10/share (it is currently $10.50). This would imply that $1bn of EBITDA is a reasonable forecast for 2026e. Assuming orderly development of plans, and the company has progressed well so far, current valuation would suggest that Li-Cycle currently trades on <1.3x 2026e EBITDA. Given renewable zeitgeist, USP, patents, and moat, 8x would be an easy target argument.

Contents The SPAC Quest – Li-Cycle 2 The Li-Cycle Story 4 SPAC Background 6 Peridot to $LICY 7 The Li-Cycle Story 8 Valuation 19 Li-Cycle Management 20 Important Disclosures 22

4

The Li-Cycle Story

Hitting on All the Right Nodes

Growth: there is an obvious attraction to a company that can re-cycle lithium-ion batteries that are set to pile up in disposal needs, as the world chases the electric vehicle (EV). The volume of end-of-life batteries is expected to reach 1.2Mt in 2025 and 3.5Mt in 2030, according to IHS Markit. While we are skeptical on ultimate EV sales penetration in the US, but we recognize the enormous growth this market is set to undergo, further accelerated by the Biden Administration's stated plans.

Unique selling point: Li Cycle does not combust in its recycling process, unlike all other major L-Ion "recycling" plays. Clearly, combusting batteries to re-cycle them is a bad start, notably emitting "forever chemical" fluorine. We do not need more fluorine in the world. At all. Additionally, the non-combustion process that Li-Cycle undertakes increases recovery factors to 95%.

The moat – Li Cycle has strong Intellectual Property, through granted patents, for its processes. This is obviously a huge competitive strength.

The advantaged location – already operational with an Ontario plant recycling 5,000 tonnes of batteries annually, the largest battery recycling company in North America, Li-Cycle is developing a major processing plant at the former Kodak mega-chemicals industrial site in Rochester NY. It has passed stringent emissions tests with permits. Cost of site development can be huge as regards utilities – the Kodak site is already optimized. Rival battery recycling plays have been denied permits owing to emissions concerns.

The commercial strength – Li Cycle has agreements in place with major battery manufacturers for inputs, and a major commodity trading company for outputs. Its pricing assumptions are conservative.

The kicker – this is a big one. At this stage the major need for recycling of Lithium-Ion batteries comes in the **manufacturing** of the batteries, not the disposal of end-of-life cell phone and car batteries. In the latter case, the future market is potentially, in fact almost certainly, enormous. However, in the interim ramping process of the coming EV boom, it is in massive growth in US battery manufacturing, most obviously Tesla's Gigafactory – that will generate major recycling needs. This is a classic revelation of the "cradle to grave environmentally friendly" dynamic. EV battery factories create a lot of waste. Li-Cycles inputs will be driven by that dynamic. Recycling end-of-life waste EV batteries comes later.


Electric Vehicle Sales
(millions)
2
9
26
2020
2025
2030
Lithium-Ion Batteries for Recycling
(Thousands of tonnes/year)
+19% CAGR
465
1,344
2,619
2020
2025
2030
The secret kicker ->
5% - 10% of battery production is typically rejected as waste during the manufacturing process, creating significant recycling needs during EV ramp-up, in addition to building end-of-lifecycle supply

Source: Li Cycle

www.sankeyresearch.com

The double kicker – the development of recycled US-sourced battery components, such as nickel, cobalt, and lithium, is a major advantage and speaks directly to the aims of the Biden Administration. Li-Cycle is a closed loop system that has the huge advantage of US domicile, therefore recycling, in the USA, materials that are often sourced internationally from ESG-dubious provenances. The attractive financials – with a ramp up to 2023, Li-Cycle trades on just 3.5x EV/EBIDTA 2023e, not only a low multiple, but a reasonable time frame. The long-term upside is enormous, in our view. The company states it is fully financed through start up by its sales proceeds that form its move from private company, with impressive backers, to quoted company under the ticker $LICY. The management – my interaction with CEO Ajay found him to be punctual, highly professional, absolutely adept at explaining everything from where he went to High School to being unphased by my Trevor Milton jokes. Most importantly, as an engineer and former worldscale recycling and metals consultant with hands-on experience, he enjoys an absolute facility with the business and all its aspects. He struck me as neither promotional nor greedy. The risk – Li Cycle answered all my questions with direct answers. I was extremely impressed. With high credibility, an organic corporate development by two co-founders who met as consultants in metals and minerals scale processing for major consultant Hatch, this is a company that has been developed by two extremely sophisticated developers, with established prior experience in scale battery manufacturing and recycling. Perhaps the biggest single risk, given the relatively low up-front capex of their Rochester plant, is scalability and delivery. On scalability, the company CEO assures me that every aspect of their development work has rigorously focused on scalability. On delivery, the CEO does admit that the biggest challenge is human resources, while the scale of the first $172m plant, is relatively manageable in the grand scheme of manufacturing development, and to re-state, is under development on an existing major industrial site near the capital of the world, New York City. This development in Rochester, New York State, underlines the fundamentally environmentally friendly nature of their non-combusting process, given it is fully permitted. Patent risk: if anything, this is a strength. Li-Cycle has succeeded in gaining a patent for its liquidized (as opposed to combusted) black mass, so that anyone who replicates their intermediate product, is in patent violation. This is a masterstroke, assuming it is defensible. Deal risks: the emergence of LICY as a quoted play is dependent on SPAC vote and approvals. If this one doesn’t make it, goodness help most of the other 400 SPACs looking for a deal. Under the terms of the deal with Peridot Acquisition ($PDAC) the takeover company with be renamed Li-Cycle Holdings and trade on the NYSE under ticker $LICY. The risk at this point is that guidance that the company is quoted by end-Q2 2021 hits some major legal, or other, roadblock. Deal description: Under a planned SPAC conversion, Li-Cycle is expected to receive approximately $615 million in gross transaction proceeds, enabling the company to fully fund its planned global expansion. 100% of Li-Cycle’s existing shares will roll into the combined company. The transaction includes a fully committed, upsized $315 million PIPE from investors that include Neuberger Berman, Franklin Templeton and Mubadala Capital, as well as Peridot sponsor Carnelian Energy Capital, existing Li-Cycle investor Moore Strategic Ventures and global marketing and strategic Li-Cycle recycled product off-take partner Traxys. Traxys is a major player in metals marketing, formed in 2003 from a merger between Sogem and Considar. The pro forma equity value of the combined company is approximately $1.67 billion with the transaction expected to close in the second quarter of 2021.

6

SPAC Background

The valuation of Bitcoin is highly debatable. But there should be no debate over the value of Blockchain. By the same token, SPACs (Special Purpose Acquisition Companies) have had a stunning year, to the point where excessive issuance has calmed the market. Pricing has fallen back considerably, after the frenzy of 2020, but we are still facing a balloon to some 500 SPACs, peaking with double-digit overnight IPOs, at time.

In March 2021, SPACs were raising money at the rate of $1bn… PER DAY. March 2021 issuance was $33.1 billion ($35.5 billion after greenshoes) across 110 IPOs, a new monthly record.


Total SPACs Outstanding
600
500
400
300
200
100
0
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
SPACs Outstanding 549
SPACs Searching 433
SPAC Deals Announced 116
SPAC Active S-1 Filings 225
Accelerate
www.AccelerateShares.com

We like the structure of SPACs as a general rule, an alternate route for new companies to market, avoiding the cost and potential pitfalls of a traditional IPO (Initial Public Offering). Regular IPOs have high fees and arguably can only price wrong (too low and you leave money on the table, too high and under-valued yourself). Investors in a SPAC get the option to provide financing to a management team to make a deal, with shareholders' approval. It is a very simple, efficient, and effective structure – hence its massive success.

As an independent research effort, we had plenty of requests to look at SPACs because while they break the traditional investment banking model of new companies coming to market on Wall St, they still fall in a grey area of analysis. Basically, a sponsoring bank cannot cover the SPAC, typically out of caution for its own compliance rules, and rival banks do not want to cover a SPAC that they did not sponsor. Enter the independent researcher.

An advantage of SPACs is that because the acquisition is essentially a regular M&A deal, companies can provide more forward-looking guidance for the outlook for their takeover. SPAC shareholders get to vote on any proposed deal, with an option to walk away at cost, making this an effective levered provision of capital to strong allocators of capital.

Of course, the incredible boom in SPACs has been seen as an example of bubble mania, and certainly the pricing and trading of SPACs – even pre-deal – has exploded. Whereas investors providing capital would have expected the stock to trade very tight to the typical $10/share SPAC price until a deal is announced, a recent frenzy around, for example, $CCIV (Churchill Capital IV) saw the pre-deal price rise to $64/share in a wild speculative bubble, that popped on the announcement for a deal with Lucid Motors, yet another luxury EV maker. Even now, CCIV trades at $24/share.

www.sankeyresearch.com

Peridot to $LICY Li-Cycle is a lithium-ion battery recycling play that will be quoted as LICY assuming its recent takeover by Carnelian Energy Capital’s SPAC Peridot Acquisition is approved. Not long after announcing the deal for Li-Cycle, Carnelian recently launched its second SPAC Peridot Acquisition II. This chart looks great, by which token, the market does not seem to have discounted the Li-Cycle acquisition at all, or if it did trade the deal (in advance of the announcement) it has subsequently sold off in line with the overall SPAC index, which has recently been weak off its highs. Peridot Acquisition SPAC vs SPAC Index Analyst day 21st April coming up, F-4 filing in place with SEC, finalization of deal underway. Guidance on quotation of $LICY by end Q2 2021.

The Li-Cycle Story The following slides are taken direct from Li-Cycle, with the wobbly red highlights added by Sankey Research. One outright attraction of Li-Cycle is that it has an operating plant currently, albeit a small 5,000 tonne facility in Ontario. Small, but not a laboratory desktop. The major North American facility is currently under construction and is around 70% complete in terms of front-end engineering and design. Another key strength and unique selling point (USP) is that Li-Cycle can handle all forms of Lithium-Ion batteries, where others may typically sturggle to process certain of the main varieties of batteries. Its intermediate spoke to hub product is easier to transport, and given it is post-neutralising solution, better prepared for processing into component parts at the central hub.

As shown in the schemetic above. Li-Cysle has a significant mote by virtue of its unique proposition of not combusting batteries to re-cyle them.

Differentiators relative to Redwood and other lithium-ion battery recyclers Again importantly, Li-Cycle has a very high recovery factor, is battery agnostic, creates zero harmful emissions, wastewater nor landfill, and requires little human intervention. As batteries change composition and design, the process retains its integrity. Alternative thermal processing involves a high-cost method that also does not maximize recovery from all types of lithium-ion batteries. Hence, the unit economics/profitability is sub-optimal/not fit for purpose for all types of lithium-ion batteries. By comparison, Li-Cycle’s Spoke-and-Hub technologies are specifically innovated and have been commercialized to be the lowest cost processing method as well as maximize recovery from all types of lithium-ion batteries. Thus, unit economics/profitability are maximized accordingly via Li-Cycle’s technologies No toxic emissions generated via Li-Cycle’s technologies, unlike thermal/high temperature processing When a lithium-ion battery is processed thermally, fluorine emissions are generated – also known as polyfluoroalkyl substances (PFAS). PFAS are also known as forever chemicals and have been proven to be very harmful for humans. This is a direct result of the thermal processing approach for lithium-ion battery recycling (e.g., treatment in an electric furnace). As a result, thermal processing results in significant permitting risk and is not an ESG-oriented approach for the recycling of lithium-ion batteries

By comparison, Li-Cycle’s Spoke-and-Hub technologies do not require high temperatures/are low temperature in nature, no wastewater is produced, and only low level/zero impact air emissions are generated from operations. This also enables very efficient permitting for Li-Cycle – as evidenced by the existing commercial operations (two operating commercial Spokes) that have been successfully permitted very expediently. Fit-for-purpose solution for customers Li-Cycle has increasingly received customer requests for proposals (RFPs) (e.g., from the largest electric vehicle manufacturers globally) indicating that no thermal processors can bid/being a thermal processor automatically disqualifies the bidder Li-Cycle’s approach is non-thermal/low temperature in nature and hence is compliant with customer needs and focus areas Maximized mass recoveries, compliant with increasingly stringent regulations When thermally processing, a significant quantity of materials is burned off or deport to a waste stream called slag (e.g., graphite, plastics, electrolyte, aluminum, manganese, lithium), which results in low mass recovery Regulations globally are moving towards more stringent mass recoveries (known as ‘recycling efficiency rate’) – e.g., in Europe, there is a likely shift towards mandated 65-70% mass recoveries for lithium-ion battery recycling via the proposed update to the EU Battery Directive Li-Cycle is compliant with this through its up to 95% mass recovery rates, which is enabled by the low temperature processing approach and fit-for-purpose patented technology

Li-Cycle’s differentiators relative to cathode-to-cathode recyclers (e.g., Battery Resourcers): The reason why there are companies (like LINICO) and efforts looking at cathode-to-cathode recycling is based on a recognition that the historical pyrometallurgical/high temperature recycling route is inherently unfit for the future of lithium-ion battery recycling. This is due to a combination of unprofitable operations for mixed lithium-ion battery feed, inefficient recoveries, high costs associated with recycling, and environmentally impactful/unfriendly processing. The initial rationale behind cathode-to-cathode recycling was that it could potentially be a more economic approach – i.e., producing a higher value product could possibly enable better net economics The reality is that cathode-to-cathode “cathode healing” recycling has a range of practical and scalability challenges that are hindering its ability to have commercial viability, despite years (often ebbing and flowing with focus) of unsuccessful attempts to commercialize a cathode-to-cathode recycling approach. Relative to cathode-to-cathode recycling and in general, some of Li-Cycle’s key/relevant competitive advantages are as follows Li-Cycle being agnostic to lithium-ion batteries on the way in and producing broadly applicable end-products ensures that Li-Cycle is ‘future proofed’ in comparison to cathode-to-cathode recycling Li-Cycle’s Spoke-and-Hub technologies produce the fundamental building blocks of lithium-ion batteries (i.e., precursor chemicals and raw materials) that can be reused in batteries or the broader economy and are therefore ‘future proofed’ in nature In contrast, cathode-to-cathode recycling produces end-products that have a high risk of obsolescence due to continuous cathode technology advancement. Fundamentally, in the long term, the feed to cathode-to-cathode recycling will predominantly be old lithium-ion batteries with old cathodes. For example, take an xEV battery from today that is fed to a cathode-to-cathode recycling process 8-10 years in the future. The product that will be produced based on the old cathode will likely be obsolete in 8-10 years, due to the constant advancement of cathode technology (evolutionary lithium-ion battery advancements). If a cathode that is relevant 8-10 years from now needs to be produced, additional materials will then need to be reconstituted, thereby eroding the economic benefit of recycling in the first place By contrast, Li-Cycle’s end-products – essentially a return to the primary state—will always have a need/use, irrespective of the downstream cathode technology changes Li-Cycle’s Spoke-and-Hub technologies are purpose-built to enable scalability and de-risking Li-Cycle claims to have been extremely prudent to base its technology and business model on scalability. This includes being extremely thoughtful about the ‘battery limits’ to what Li-Cycle does – i.e., the inputs and outputs By comparison, endeavouring to produce cathode has significant levels of added risk. Cathode production is extremely sensitive – from a specification and sensitivity standpoint, with respect to impacts directly on the battery. Hence, the decision to go directly back to cathode results in significant added scalability risk, without a commensurate level of added return (margins tend to get thinner as you approach the battery cell)

The company is 60-70% complete with the engineering, procurement and the initial construction management (EPCM) work streams of its first major US hub in Rochester NY, a major former Kodak chemical processing site with key utilities in place. The company has obtained full permits under tough NY state laws that have seen other battery recycling plans rejected. The key targets in terms of the construction schedule are as follows: North America End of 2021 – targeted to break ground. End of 2022/early 2023 – targeted to have construction complete and commissioning commencement. Ramp up commencing early 2023.

US Battery Factory Plans: Again, a key factor in demand for re-cycling is less the availability of used batteries, and more the waste product from battery Gigafactories ramping production. To that extent, North American dependence on imported batteries, and potential scale of EV market, has generated a wave of major battery manufacturing plant additions. Washington Post February 2021: Tesla and its Japanese partner, Panasonic, manufacture lithium-ion battery cells at a giant factory in Nevada. At Tesla’s “Battery Day” presentation in September, CEO Elon Musk said the company was preparing to build a new battery-cell factory that would dramatically increase output and cut costs. Musk didn’t say where the plant would be located, but in January Tesla tweeted job postings for battery production at Giga Texas, the new auto factory Tesla is building near Austin. Musk also said Tesla would begin extracting lithium from a deposit in Nevada to supply the new battery factory. He said the mining would involve using salt to extract lithium from heaps of dirt, and then returning the dirt to its original place, a process he called “environmentally friendly.” Tesla’s goal is to exert control over the whole battery supply chain, from base battery materials to the building of battery cells, to their installation directly into Tesla’s cars, Musk and other Tesla executives said at Battery Day. General Motors and its partner, South Korea’s LG Chem, began building a battery-cell plant in Lordstown, Ohio, last summer that will eventually create 1,100 jobs. The factory is part of GM’s big push to stop selling gas-powered cars and switch to electric by 2035, which the automaker promoted with a Super Bowl ad starring Will Ferrell. The Chinese company Envision Group gained control of a lithium-ion battery plant in Smyrna, Tenn., after acquiring the battery business of Japan’s Nissan in 2019. The factory makes batteries for a nearby Nissan Leaf plant. And South Korea’s SK Innovation is building two lithium-ion battery factories in Commerce, Ga.

Planned Li-ion Battery Factories with Target 2028 Capacities

Three Asian hubs Li-Cycle CEO commented to us: “Over the course of the next year, Li-Cycle plans to finalize and make public (once ready) the intended partner for the incremental Hubs in Asia. The company intends to partner via a joint venture (JV); details associated with this will follow publicly in the future. The planned/intended partner has the following areas of value add: Access to battery feed/battery materials requiring recycling Strong existing integration with the battery supply chain Existing facilities and permits that are a fit for the facilities of focus Strong operational group and complementary partner Fit with Li-Cycle’s specific strategy in Asia – i.e., focused on lithium iron phosphate (LFP) cathode chemistry batteries” This is where Li-Cycle’s battery agnostic model gets truly powerful. The lithium iron phosphate battery (LiFePO 4 battery) or LFP battery (lithium ferro phosphate), is a type of lithium-ion battery using LiFePO 4 as the cathode material, and a graphitic carbon electrode with a metallic backing as the anode. The energy density of LFP is lower than that of lithium cobalt oxide (LCO) and has a lower operating voltage. The main drawback of LFP is its low electrical conductivity. Because of low cost, low toxicity, well-defined performance, and long-term stability, LFP have gained widespread use in the largest market for electric vehicles, China. Tesla currently uses LFP batteries in certain vehicles, but only in its Chinese-made Standard Range Models 3 and Y. Notably, the batteries are cobalt-free. LFP cathode chemistry lithium-ion batteries comprise ~20-30% of the lithium-ion batteries available for recycling in Asia (including and primarily in China), yet none of the existing recyclers take LFP batteries due to the lack of lithium recovery and the perception that they are not economic to recycle. Li-Cycle claims it can profitably recycle LFP batteries and will focus on this particularly in Asia, where there is a big gap in the market (note that this is reflected in the rollout and projections that are in Li- Cycle’s Investor Presentation). This is also a protective strategy with respect to intellectual property – LFP batteries have a heavy concentration in Asia and are used elsewhere but not to the same degree as yet. Hence, Li-Cycle’s LFP focus on Asia – which uses a subset of their IP portfolio – has associated upside, with a range of IP controls based on experience at the leadership team, Board and Advisory Board level.

The above graphic pertains to the North American Hub, specifically the $172m capex and capacity numbers, and margin number all pertain to the single Rochester hub. One attraction of Li-Cycle is the relatively low capex, on an established site in New York State, with a relatively short development time that is already underway. As a former major industrial facility, the site is optimized for chemical processing. It is subject to NY State business development economics and grants. The 2024E EBITDA figures includes the following: North American (NA) Hub – Rochester, NY, USA (60,000 tonnes of lithium-ion battery equivalent/year; actual input to the Hub of 25,000 tonnes of black mass/year) – fully ramped in 2024. Asia-based Hubs – equivalent capacity to 3 total Hubs (each at 60,000 tonnes of lithium-ion battery equivalent/year/Hub; actual input to the Hubs of 25,000 tonnes of black mass/year/Hub) – ramping in 2024 (between 40-60% ramped in 2024). The Contracted Off-take shown above from 2023-2025 corresponds to the North American (NA) Hub in Rochester. Li-Cycle has a binding off-take agreement with major metals trading house Traxys through to 2030 for the sale of lithium carbonate, cobalt sulphate heptahydrate, nickel sulphate hexahydrate, manganese carbonate and graphite, which are the primary drivers of revenue. Alongside, based on Li-Cycle’s existing supply network, customer needs (e.g., from manufacturing scrap) requires this added scale, in lockstep with the planned timeframe. The Uncontracted Revenue corresponds to the 3 Asian Hubs. Li-Cycle expects this to switch to contracted revenue in the coming year once they make incremental announcement(s) around the specific approach in Asia.

As shown in the second slide below, Li-Cycle has assumed conservative pricing for re-cycled product vs current credible market forecasts. Their offtake agreements are for volume up to what they can provide, guaranteed offtake, with leverage to market prices. “Take-if-tendered”—that is, the contracted offtake is for volume and marketing, not price, with no required minimums. The bull argument for prices of North American environmentally friendly product that forms the base of EV production, can easily be made, implying upside to revenue and EBITDA forecasts.

Valuation As shown above, based on coherent presented data, it is reasonable to quote Li-Cycle at current valuation at 3.5x EV/EBITDA (based on $10/share SPAC pricing, it is around $10.50/share at the time of writing. There are major risks, first to any failure to develop the North American Hub, second to fail to progress Asian hubs to the point of ramping in 2024. Risk: any material upside to the $172m Rochester plant development cost and/or delays would undermine the credibility of the entire development plan, not just the plant specific economics. The company asserts that the Rochester plan has contingency pricing and is proceeding as expected. Furthermore, 2025 numbers include Asian hubs that will form a catalyst event when announced as guided over the next year. Any delay to this announcement or developments will greatly undermine valuation and credibility. So, there will be a cost in terms of both returns and cost of capital for any delays or failures regarding Asian expansions. What is the target multiple for a company of this nature, with this quality of story in this market? Higher than 3.2x! We have not lost our minds on valuation and would describe 3.5x as attractive for any growth company. Just this morning we were reading about an EV Truck company looking for an $8bn IPO, based on 4,260x trailing sales. Never mind Nikola and fraud. The 3.2x 2024e is essentially based on 1.5 Hubs generating $339m of EBITDA (at $10/share SPAC which is currently trading at $10.45), while Li-Cycle is targeting 4 hubs by 2025. This would imply that $1bn of EBITDA is a reasonable forecast for 2026e. Assuming orderly development of plans, and the company has progressed well so far, current valuation would suggest that Li-Cycle currently trades on <1.3x 2026e EBITDA. Given patents, USP, and moat, 8x would be an easy target argument.

Li-Cycle Management Analyst day 21st April coming up, F-4 filing in place with SEC, finalization of deal underway. Our direct experience of the management team was limited to two one hour+ conversations with CEO Ajay Kochar. Our understanding is that co-founder Tim Johnston is focused on the technical side of the business, has the role of Chief Technology officer, and would probably not be making the best use of his time on an analyst that stopped out at “O” level chemistry. Ajay handles the commercial side and talking to analysts. The two co-founders are former Hatch colleagues who have developed the company together from napkin to operating pilot plant with major hub under current development. Ajay is impressive. Punctual, immaculately turned out, patient, absolutely at ease with every part of the story, he gave me direct, complete answers, and wrote clear emails explaining answers to questions, large parts of which have been used in this note. There was no sense of promotion nor greed whatsoever, rather, the background here is two industry consultants who identified a problem from direct relevant experience, sketched out a plan, and are now developing it. The fundamental benefits of this business, the way it fits the energy transition, its uniqueness, intellectual property rights, coherence, and economics, were all highly impressive.

Strong Strategic Partnership with Periodot

Important Disclosures Analyst Certification and Independence of Research Paul Sankey, of Sankey Research LLC, hereby certifies that all the views expressed in this Report accurately reflect our personal views about any and all of the industries, subject securities or issuers and that no part of our compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views of in this Report. Sankey Research, LLC is an independent equity research provider and is not a member of the FINRA or the SIPC and is not a registered broker dealer or investment adviser. Sankey Research, LLC has no other regulated or unregulated business activities which conflict with its provision of independent research. Limitations of Research and Information This Report has been prepared for distribution only to qualified institutional or professional clients of Sankey Research, LLC. The contents of this Report represent the views, opinions, and analyses of its author. The information contained herein does not constitute financial, legal, tax or any other advice. All third-party data presented herein were obtained from publicly available sources which are believed to be reliable; however, the Company makes no warranty, express or implied, concerning the accuracy or completeness of such information. In no event shall the Company be responsible or liable for the correctness of, or obligation to update, any such material or for any damage or lost opportunities resulting from use of this data. Nothing contained in this Report or any distribution by the Company should be construed as any offer to sell, or any solicitation of an offer to buy, any security or investment. Any research or other material received should not be construed as individualized investment advice. Investment decisions should be made as part of an overall portfolio strategy and you should consult with a professional financial, legal and tax advisor prior to making any investment decision. There are inherent risks to investing. The value of, and any income from, any investments may vary because of changes in interest rates, tax and tariff rates, or a myriad of other factors. Sankey Research, LLC shall not be liable for any direct or indirect, incidental or consequential loss or damage (including loss of profits, revenue or goodwill) arising from any investment decisions based on information or research obtained from Sankey Research, LLC. Past performance should not be taken as an indication or guaranty of future performance and no representation or warranty, express or implied, is made regarding future performance. The publisher and/or its individual officers, employees, or members of their families might, from time to time, have a position in the securities mentioned and may purchase or sell these securities in the future. Reproduction and Distribution Strictly Prohibited No user of this Report may reproduce, modify, copy, distribute, sell, resell, transmit, transfer, license, assign or publish the Report itself or any information contained therein. Notwithstanding the foregoing, clients with access to working models are permitted to alter or modify the information contained therein, provided that it is solely for such client’s own use. This Report is not intended to be available or distributed for any purpose that would be deemed unlawful or otherwise prohibited by any local, state, national or international laws or regulations or would otherwise subject the Company to registration or regulation of any kind within such jurisdiction. Copyrights, Trademarks, Intellectual Property Sankey Research, LLC, and any logos or marks included in this Report are proprietary materials. The use of such terms and logos and marks without the express written consent of Sankey Research, LLC is strictly prohibited. The copyright in the pages or in the screens of the Report, and in the information and material therein, is proprietary material owned by Sankey Research, LLC unless otherwise indicated. The unauthorized use of any material in this Report may violate numerous statutes, regulations and laws, including, but not limited to, copyright, trademark, trade secret or patent laws. Additional Information is Available upon Request Paul Sankey Sankey Research Brooklyn, NY (347) 335-0560 paul@sankeyresearch.com www.sankeyresearch.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.